Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 11, 2012	February 12, 2011
Earnings:
Income before income taxes	$563,568	$501,039
Fixed charges	111,419	108,190
Less: Capitalized interest	(409)	(316)

Adjusted earnings	$674,578	$608,913

Fixed charges:
Gross interest expense	$75,516	$74,153
Amortization of debt expense	3,573	3,898
Interest portion of rent expense	32,330	30,139

Fixed charges	$111,419	$108,190

Ratio of earnings to fixed charges	6.1	5.6

	Fiscal Year Ended August
	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)	2007 (52 weeks)

Earnings:
Income before income taxes	$1,324,246	$1,160,505	$1,033,746	$1,007,389	$936,150
Fixed charges	240,329	223,608	204,017	173,311	170,852
Less: Capitalized interest	(1,059)	(1,093)	(1,301)	(1,313)	(1,376)

Adjusted earnings	$1,563,516	$1,383,020	$1,236,462	$1,179,387	$1,105,626

Fixed charges:
Gross interest expense	$164,712	$156,135	$143,860	$120,006	$121,592
Amortization of debt expense	8,962	6,495	3,644	1,837	1,719
Interest portion of rent expense	66,655	60,978	56,513	51,468	47,541

Fixed charges	$240,329	$223,608	$204,017	$173,311	$170,852

Ratio of earnings to fixed charges	6.5	6.2	6.1	6.8	6.5